CHAPTER FOUR: BUSINESS STANDARDS

Conduct of Business (COBS)

Application and general provisions (COBS 1)

The Conduct of Business (COBS) rules apply to all regulated activities of the Firm and can, to the extent specified in any COBS provision, also extend to non-regulated activities.

Conduct of business obligations (COBS 2)

Acting honestly, fairly and professionally (COBS 2.1)

The Firm must act honestly, fairly and professionally in accordance with the best interests of the client. This will include having appropriate policies in place in respect of product design, inducements and conflicts of interest.

Information disclosure before providing services (COBS 2.2)

The Firm must provide appropriate information in a comprehensible form to a client in order that the client is reasonably able to understand the nature and risks of the services provided and the specific type of designated investment that is being offered. This will enable the client to take investment decisions on an informed basis. The Firm must provide information about:

•	The Firm and its services

•	Designated investments and proposed investment strategies, including appropriate guidance on and warnings of the risks associated with such investments and strategies

•	Execution venues, and

•	Costs and associated charges

The firm must provide a client with a general description of the nature and risks of designated investments taking into account the client’s categorisation as a retail or professional client (COBS 14.3.2R).

In respect of a UCITS scheme, COLL 3.2 states that the Firm may meet the requirements to provide appropriate information about designated investments and proposed investment strategies and costs and associated charges by providing the client with a simplified prospectus.

Inducements (COBS 2.3)

The Firm and its personnel must not pay or accept any fee or commission, or provide or receive any non-monetary benefit, in relation to its activities unless it can be established that there is a benefit to the client or is a proper fee payable in respect of the services provided by the Firm. In respect of inducements given to or provided by third parties, their existence, nature and amount or calculation method must also be clearly and fully disclosed to the client prior to the provision of the service.

Disclosure of the essential arrangements relating to fees, commission or non-monetary benefit may be made in summary form, with a genuine undertaking given to the client that further details will be disclosed on request. These disclosures maybe done via the client agreement or terms of business.

In order to meet the requirements in this section, the Firm expects that all personnel will exercise good judgement in considering the value, frequency and intent of gifts and entertainment. Normal business entertaining is unlikely to conflict with the FSA requirements, but if personnel have any doubts in this regard, they should consult the Compliance Officer before accepting or offering.

All personnel should report immediately details of gifts or benefits in kind and their estimated cost to the Compliance Officer. If the gift or benefit in kind is in excess of £150 then prior approval is required from the Compliance Officer before it can be given or received.

Agent as client and reliance on others (COBS 2.4)

The Firm may treat an intermediary as its client, rather than the underlying client itself. Should the Firm treat the client as its own (either through choice or otherwise), then the Firm may discharge its obligations to them either directly or by dealing with the intermediary provided that in the latter situation individual risk warnings, confirmations and periodic statements are provided.

Where the intermediary is itself a regulated firm and subject to equivalent relevant requirements, then the Firm may rely on that intermediary in respect of information concerning or provided to the underlying client provided that the Firm conducts its services in accordance with such information and the applicable regulatory requirements.

The Firm may also rely on information provided to it in writing by another person provided it can show it was reasonable for it to do so and may also rely on that person to provide information to the client that is required under COBS or CASS. For these purposes the person must be unconnected to the Firm.

Client categorisation (COBS 3)

A client of the Firm is defined as being a person to whom the firm provides, intends to provide or has provided a service in the course of carrying on a regulated activity or an ancillary service. A client includes a potential client. In addition, a person to whom a financial promotion or marketing communication is or is likely to be communicated is also a client of the Firm if that Firm has communicated or approved it.

The Firm must notify a new client of its categorisation as a retail client, professional client or eligible counterparty prior to the provision of services. This notification must inform a client about any right that the client has to request a different categorisation and any limitations to the level of client protection that such a different categorisation would entail. This notification must be made either in written format or in some other format that can easily be stored and accessed in future (a “durable medium”) provided it is appropriate in the circumstances and the client has specifically chosen this method when offered the choice.

Further details explaining how clients are to be categorised are set out in the Procedures Manual. In practice, the majority of the Firm’s clients are likely to be professional clients.

The categorisation must be agreed with the Compliance Officer and the firm must retain a record of it, together with supporting documentation, for a period of five years from when the client relationship ceases.

Please refer to the Compliance Officer before opening an account for a retail investor.

Communicating with clients, including financial promotions (COBS 4)

Introduction

It is important to note that the FSA’s definition of “client” includes a potential client.

These rules apply in the following situations:

•	communicating with a client in relation to its designated investment business

•	communicating or approving a financial promotion

As such, this rule covers not only marketing material such as product brochures, but other documents issued such as newsletters.

Fair, clear and not misleading communications (COBS 4.2.1 R)

The Firm is authorised to market collective investment schemes to retail and professional clients as well as eligible counterparties. As a result of marketing to retail clients, many of the financial promotion rules are applicable. All client communications issued to clients in relation to the Firm’s designated investment business and any marketing material approved by the firm must be fair, clear and not misleading. In addition, where the Firm is marketing the funds, it must adhere to the rules applicable for the marketing of collective investment schemes.

When determining whether a communication or financial promotion is fair, clear and not misleading, the firm may take into account the means of communication and the information it is intended to convey. The Firm may do this in a way that is appropriate and proportionate, such that information addressed to a professional client may not need to include the same information, or be presented in the same way, as a communication addressed to a retail client. As a minimum the Firm should ensure that a financial promotion:

•	makes it clear if a client’s capital is placed at risk

•	that any quoted yield figure gives a balanced impression of both the short and long term prospects for that investment

•	where a complex or multiple charging structure is involved this must be set out in sufficient detail taking into account the needs of the recipients

•

that names the FSA as its regulator and refers to matters not regulated by the FSA makes clear that those matters are not regulated by the FSA (the activities of an unregulated fund are not regulated by the FSA, for example)

Financial promotions to be identifiable as such

Whilst the Firm must ensure that a financial promotion addressed to a client is clearly identifiable as such, this requirement does not apply to a third party prospectus or to other items such as image advertising, non-retail communications or excluded communications.

In other words, unless an exemption applies, it must be made clear that the item is a promotion rather than be presented as independent research, for example.

Communicating with retail clients

To the extent that the Firm manages the assets of a retail scheme and is responsible for the provision of information in respect of it (performance information provided by way of newsletters, for example), then certain rules will need to be taken into account including the provision of comparative information and past, simulated past and future performance.

Please consult with the Compliance Officer before any communication is made in respect of retail schemes managed by the Firm. Please ensure that you follow the appropriate procedure when issuing a marketing communication.

Information requirements (COBS 4.5.2.R)

Information provided to retail clients must contain the name of the firm, be accurate and balanced, be sufficient and presented in a way that is likely to be understood by the average reader.

IMPORTANTLY Information must not hide, diminish or obscure important statements or warnings

Past, Simulated or Future Performance (COBS 4.6.2R/COBS 4.6.6R/COBS 4.6.7R)

Information containing an indication of past, simulated or future performance in relation to a relevant investment or financial index must meet detailed specified conditions and must contain prominent warnings that past performance is not a reliable indicator of future performance.

Direct Offer Financial Promotions (COBS 4.7.R)

A direct offer to purchase an investment, such as investment contracts which may be accepted by the completion of an application must contain specified information such as:

•	Information about the Firm and its services

•	Identification of appropriate benchmarks

•	Information relating to safeguarding of investments and client money

•	Information about charges and associated costs

•	Information about the nature and risk of designated investments

•	Information about the location of public offer prospectus if available

•	Information about the nature of risks relating to the combination of investment types

•	Information about a third party guarantee which allows the client to make a fair assessment

Cold calls and other promotions that are not in writing (COBS 4.8.2. R)

The occasions where cold calling are permitted are very limited and it is not envisaged that the Firm would engage in such activity.

The Firm may initiate a non-written financial promotion, such as arranging an appointment to visit a client, provided this is done at an appropriate time of day, the person identifies himself and the Firm he represents at the outset and makes clear the purpose of the communication and clarifies if the client would like to continue with or terminate the communication and terminates the communication at any time that the client requests it.

Financial promotions for the business of an overseas person

Specific rules are in place to cover the situation where the firms communicate or approve a financial promotion relating to the business of an overseas person. [However, the Firm does not engage in such activity and as such please consult with the Compliance Officer should there be a change to this situation.]

Systems and controls and approving and communicating financial promotions

There is a requirement under SYSC 3 and SYSC4 to have appropriate systems and controls or policies and procedures in place to ensure that the Firm complies with the rules governing communicating with clients and financial promotions. Such procedures could include a formal sign off process which demonstrates that the firm take appropriate steps to review financial promotions for the purposes of the rules.

Record keeping

The Firm must make an adequate record of any financial promotion it communicates or approves and retain it for five years (MiFID business) or three years (non MiFID business).

Unregulated collective investment schemes

There is a general prohibition of financial promotion of unregulated collective investment schemes (UCIS) which is then relaxed under certain circumstances. A financial promotion may be made to a person who is reasonably believed by the Firm to be:

•

An existing participant in an UCIS, or a person who has been a participant in an UCIS in the last 30 months. The promotion can only relate to the same UCIS, or to a UCIS that is “substantially similar”, or which is intended to absorb or take over the assets of the UCIS or which is being offered as an alternative to cash on the liquidation of the UCIS

•	An established or newly established customer for whom the Firm took reasonable steps to ensure that an UCIS would be a suitable investment

•	A current or former officer or employee, or member of their immediate family, of the Firm

•	A professional client or an eligible counterparty

•	A person in relation to whom the Firm has undertaken an adequate assessment of his expertise, experience and knowledge (see below)

Where the Firm undertakes an assessment of a person’s, expertise, experience and knowledge, that assessment must give reasonable assurance, in light of the nature of the transactions or services envisaged, that the person is capable of making his own investment decisions and understanding the risks involved. In addition, the Firm must: give a clear written warning of the protections the person may lose and the person must state in writing, in a separate document from the contract, that he is aware of the consequences of losing such protections.

It is therefore not permitted to make a financial promotion in relation to unregulated schemes to a retail client customer unless they satisfy one of the above requirements.

Firm Stationery

If there is any possibility of financial promotion to private customers all stationery, compliment slips, business cards etc. must state that the Firm is “Authorised and Regulated by the Financial Services Authority”. This is not a requirement for financial promotion to professional clients and eligible counterparties, but it is envisaged that it will continue to be market practice to so do.

Distance Marketing and E-Commerce Activities

Where the Firm to engage in distance marketing or e-commerce activity it should be noted that there are detailed disclosure rules. The firm is unlikely to engage in such services but please note the following in order that you may identify if such services would take place.

Distance marketing takes place between the Firm and the consumer where at no time before the conclusion of the contract, the recipient and the product provider (or a product intermediary) meet other than by distance communication.

E-Commerce activities are any service normally provided for remuneration, at a distance, by means of electronic equipment for the processing (including the digital compression) and storage of data at the individual request of a service recipient.

Information about the Firm (COBS 6)

The firm must provide a retail client with the relevant information specified including information about the cost and associated charges to be paid by the retail client.

The firm does not hold itself out as acting independently to retail clients when providing promotional material about its products.

Regulatory status (COBS 6.1.5G)

When disclosing details of its authorisation, the Firm must state that it is “Authorised and Regulated by the Financial Services Authority”. This applies to disclosures made on financial promotions and on any other communications made by the firm such as on its business stationery (including compliments slips and business cards) and emails.

Information required for evaluation and comparison (COBS 6.1.6R)

The Firm must establish an appropriate method of evaluation and comparison in respect of the investments it manages in order that the client may be able to assess the Firm’s performance. Any such benchmark must be relevant to the investment objectives of the client and the type of designated investments included in the client portfolio.

Compensation information (COBS 6.1.14R)

Where the Firm is a member of a compensation scheme, it must make the relevant details available to the client.

The Firm must disclose commission or commission equivalent in cash terms when selling or arranging the sale of a retail client’s investments.

Timing of disclosure

The Firm must provide a client with the information referred to above in good time before the provision of its services.

Client agreements (COBS 8)

The Firm must enter into a written basic agreement with the client setting out the rights and obligations of the Firm and the client and the other terms on which it will provide services to the client. The agreement must be provided in a durable medium (either in paper format or otherwise retrievable if stored electronically or digitally). Any subsequent material change to the information provided to a client must be provided in good time where it is relevant to the service that is being provided.

Whilst precise contents of a client agreement are not specified in the rules, as a matter of good practice the Firm will have regard to the matters identified in the Procedures Manual in addition to the usual commercial considerations.

Any documents agreed between the Firm and the client must be retained for the greater of 5 years or the duration of the relationship with the client. This would include the rights and duties of the parties that are contained within other documents or legal texts that have been incorporated into the agreement between the parties.

In the event that the order execution policy adopted by the Firm allows for the possibility that orders may be trades outside a regulated market or multilateral trading facility1, then a client’s express consent to this must be obtained and a signed copy of the client agreement must be obtained in those circumstances (unless the express consent is received in some other format).

The Compliance Officer is responsible for arranging an appropriate legal agreement to be drawn up for the client. This responsibility includes approving any clauses in an investment agreement which differ materially from the Firm’s standard or previous agreements and for reviewing its content on a regular basis in the light of changes to legislation and changes in the services provided for each client.

Treating Clients Fairly and Responsibilities of Providers and Distributors for the fair treatment of Customers

In relation to the suitability and appropriateness the firm should have due regard to product design, distributor assessment, support and management information flows when determining the capability of the supply chain in ensuring that customers are treated fairly in the supply of any product of service to them. Where platform providers are involved, the firm should ensure that there is some process for confirming that investors are being treated fairly in accordance with the developing guidance provided by the Financial Services Authority.

Suitability (COBS 9)

The Firm must take reasonable steps to ensure that a decision to trade is suitable for the client. Without such information, the Firm may not take decisions to trade for that client.

This requires the Firm obtaining sufficient information in respect of the client’s knowledge and experience, financial situation and investment objectives and to ensure that it takes this into account when taking any investment decisions. This will include ensuring that the proposed transaction would not result in an unsuitable portfolio and also that the frequency of transactions does not act against the best interests of the client.

In practice the Firm establishes the necessary information at the outset of the relationship. This is then contained within the Investment Management Agreement, the Prospectus or other similar document (such as the Offering Memorandum), or a combination of them.

The Firm must not encourage a client not to provide the required information for the purposes of assessing suitability. Additionally, the Firm may rely on any information provided to it by the client unless it is aware that the information is manifestly out of date, inaccurate or incomplete.

Appropriateness (COBS 10)

The rule does not apply in relation to managing investments as Suitability would cover this requirement. This will be where other firms will be relying on the Firm to assess appropriateness of the transaction, where the Firm is providing the service of reception or transmission of orders

[1]

“Multilateral trading facility” meaning a multilateral system, operated by an investment firm or a market operator, which brings together multiple third-party buying and selling interests in financial instruments – in the system and in accordance with non-discretionary rules – in a way that results in a contract.

without advice and some non-discretionary portfolio management which does not involve any advice.

The Firm must ask the client to provide information regarding his knowledge and experience in the investment field relevant to the specific type of product or service offered or demanded so as to enable the Firm to assess whether the service or product envisaged is appropriate for the client.

Whilst not as high a standard as confirming suitability of the product or service, the Firm must warn the client if it considers, on the basis of the information provided, that the product or service may not be appropriate for the client. There are exceptions to the rule such that appropriateness does not have to be assessed in each situation. Exceptions include dealings in non-complex financial instruments and where the service is provided at the initiative of the client (provided the Firm did not effectively initiate the request by issuing a personalised communication). The Firm will also need to inform the client that it is not required to assess suitability and that the Firm complies with its obligations in relation to conflicts of interest. Further details of the exceptions are available from the Compliance Officer.

The Firm must not encourage a client not to provide the required information for the purposes of assessing appropriateness. Additionally, the Firm may rely on any information provided to it by the client unless it is aware that the information is manifestly out of date, inaccurate or incomplete. If the client elects not to provide all or some of the required information, the Firm must warn the client that such a decision will not allow the Firm to determine whether the product or service is appropriate.

Dealing and managing (COBS 11)

Best execution (COBS 11.2)

Best execution requirement

The Firm must act in accordance with the best interests of its clients when placing orders with other entities for execution. This applies to investment decisions taken by the Firm in respect of its discretionary mandates and also when providing the service of reception and transmission of orders in respect of any advisory mandates held.

When placing an order with, or transmitting an order to, another entity for execution, the Firm must take all reasonable steps to obtain the best possible result for its clients taking account of the execution factors. These are defined as price, cost, speed, likelihood of execution and settlement, size, nature or any other relevant consideration. The relative importance of these factors must be determined by reference to the following execution criteria:

•	the characteristics of the client including the categorisation of the client as retail or professional

•	the characteristics of the client order

•	the characteristics of financial instruments that are the subject of that order

•	the characteristics of the execution venues to which that order can be directed

For retail clients, the Firm must determine the best possible result in terms of the total consideration.

The Firm will have avoided a conflict of interest and provided best execution on exchange in respect of its duties as the authorised fund manager of a regulated scheme under COLL 6.6.17 if:

(a) the property is an approved security or an approved derivative;

(b) the transaction is effected under the rules of the relevant exchange with or through a person who is bound by those rules;

(c) there is evidence in writing of the effecting of the transaction and of its terms; and

(d) the firm has taken all reasonable steps to ensure that the transaction is effected on the terms which are the best available for the scheme. ]

The Firm is not required to take the steps mentioned above in those situations where it is following specific instructions from its client.

Execution policy

The Firm must establish and implement a policy to enable it to comply with the best execution requirement. The policy must identify, in respect of each class of instruments, the entities with which the orders are placed or to which the Firm transmits orders for execution. The entities identified must have execution arrangements that enable the firm to comply with its best execution obligations.

The Firm must provide appropriate information to its clients in respect of its best execution policy.

Monitoring and review

The Firm must monitor on a regular basis the effectiveness of the policy and, in particular, the execution quality of the entities identified in that policy. Where appropriate the firm must correct any deficiencies. At the Firm, this monitoring is carried out at least monthly.

The Firm is also required to review the policy annually. This review must also be carried out whenever a material change occurs that affects the firm’s ability to continue to obtain the best possible result for its clients.

Additional requirements for portfolio management firms who also execute orders

Similar rules apply where the firm also executes orders. The Firm may be said to be executing orders in those situations where it is dealing directly with a market maker, rather than with a broker who is acting on an agency basis.

Further rules apply in respect of commission charging and selection of the execution venue. For the purposes of delivering best execution for a retail client where there is more than one competing venue to execute an order for a financial instrument, in order to assess and compare the results for the client that would be achieved by executing the order on each of the execution venues listed in the firm’s order execution policy that is capable of executing that order, the firm’s own commissions and costs for executing the order on each of the eligible execution venues must be taken into account in that assessment.

However, this is not intended to require the firm to compare the results that would be achieved for the retail clients on the basis of the firm’s execution policy and the firm’s commissions and fees, with results that might be achieved for the same client by any other firm on the basis of a different execution policy or a different structure of commissions or fees. Nor is it intended to require the firm to compare the differences in its own commissions which are attributable to differences in the nature of the services that the firm provides to clients.

Additionally, the Firm is required to notify the client if there is a possibility that it will execute a trade outside a regulated market or multilateral trading facility and to obtain prior express consent from the client before carrying out such a transaction.

Please refer to the Compliance Officer before commencing any such activity.

Client order handling (COBS 11.3)

When executing, placing or transmitting client orders, the Firm must implement procedures and arrangements which provide for the prompt, fair and expeditious execution of those orders, relative to other client orders or the trading interests of the firm.

These procedures or arrangements must allow for the execution of otherwise comparable client orders in accordance with the time of their reception by the firm by:

•	ensuring that orders executed on behalf of clients are promptly and accurately recorded and allocated

•

carrying out otherwise comparable client orders sequentially and promptly unless the characteristics of the order or prevailing market conditions make this impracticable, or the interests of the client require otherwise, and

•	informing a retail client about any material difficulty relevant to the proper carrying out of orders promptly upon becoming aware of the difficulty.

Client orders should not be treated as otherwise comparable if they are received by different media and it would not be practicable for them to be treated sequentially.

Where the Firm is responsible for overseeing or arranging the settlement of an executed order, it must take all reasonable steps to ensure that any client financial instruments or client funds received in settlement of that executed order are promptly and correctly delivered to the account of the appropriate client.

The Firm must not misuse information relating to pending client orders. Any use by the Firm of information relating to a pending client order in order to deal on own account in the financial instruments to which the client order relates, or in related financial instruments, is considered a misuse of that information.

Aggregation and Allocation (COBS 11.3.7R)

The Firm’s client agreements disclose that it may aggregate orders with those of other clients (and clients of affiliates of the Firm) from time to time for the efficient execution of orders for their benefit. However, this may on some occasions work to their disadvantage. The client agreement discloses that the Firm and its affiliates are under no obligation to make an investment for a customer that has been made by other customers of the Firm. The Firm will take into account the investment strategy and risk profile of each customer before allocating aggregated orders.

The aggregation and allocation of client orders must be effected in a manner which is fair and equitable to all clients.

All aggregated orders must be allocated between the relevant clients on the trade date according to the firm’s Allocation Policy.

In no case may allocations be based upon relative client performance or the amount of management fees received.

Client limit orders (COBS 11.4)

A client limit order is an order to buy or sell a financial instrument at its specified price limit or better and for a specified size. When these orders are not immediately executed under prevailing market conditions, the Firm will have to facilitate the earliest possible execution by making them public without delay in a manner which is easily accessible to other market participants, unless the client expressly instructs otherwise.

This obligation is waived in respect of limit orders that are large in scale compared with normal market size (NMS). Stop and contingent orders are not included in this definition.

The Firm will be considered to have disclosed a client limit order that is not immediately executable if it transmits the order to a regulated market or a multilateral trading facility that operates an order book, or some other means by which the order is made public and can be executed as soon as market conditions allow.

Record keeping: client orders and transactions (COBS 11.5)

Only individuals approved by the FSA for the purposes of conducing investment management activity may take discretionary decisions for customers (i.e. the fund). These decisions are taken during the process of discussion with other investment management individuals and traders and the time of the decision is represented by the action of contacting a broker unless otherwise stated. Where decisions are made by investment managers and these are then executed by a trader, the time of decision is represented by the time the trader contacted the broker. All traders are strongly reminded that if there is any material delay in placing a trade, confirmation of the decision should be received again from the investment manager.

Due to the nature of transactions implemented by the Firm it is anticipated that the investment decision is made at the time of placing the trade with the broker. The illiquidity of target investments in normal circumstances means that the decision to trade can only be made once a third party confirms the amount of investment available at the price acceptable to the Firm. As a result the time of decision will in normal circumstances also be represented by the time of placing the trade. These details are included in the firm’s records.

Electronic systems are used at the firm to maintain its customer portfolios. In conjunction with any electronic systems maintained for this purpose, the firm maintains manual records to ensure that all required transaction details as follows:

Required transaction details

	Client Orders and Decisions to Deal	On receipt of confirmed transactions	Transmission of orders for execution
Name of client	✓	✓	✓
Name of relevant person acting on behalf of client (portfolio manager)	✓
Name of person who executed trade or is responsible for transaction		✓
Buy or sell indicator	✓	✓
Instrument identification	✓	✓
Unit price	✓	✓
Price notation (currency)	✓	✓
Quantity	✓	✓
Quantity notation (units, nominal value, number)	✓	✓
Total price (unit price x quantity)		✓
Nature of order of other than Buy or Sell	✓	✓
The type of order	✓
Any other details specified by client	✓
Date and exact time of receipt of order or of the decision to deal by the investment firm	✓
Date and time of trade execution		✓
Date and exact time of order transmission			✓
Counterparty		✓
Venue ID		✓
Name of person to whom order has been transmitted			✓
Terms of the transmitted order			✓

Use of dealing commission (COBS 11.6)

Execution and research services

When the Firm enters into arrangements with brokers they may involve the Firm receiving benefits other than fees or charges paid by the client. The FSA restricts the goods and services which the Firm may obtain in exchange for the commission paid to execution and research services. The intention is to ensure transparency and the accountability of the Firm to its clients.

These rules currently relate to any dealings the Firm may have in shares (including warrants and options). For the time being, the rules do not apply to trading in fixed income securities, futures, derivatives, commodities and index trading, though FSA may review some or all of these areas in due course.

Execution services arise between the decision to trade and the execution of the order, whilst research must represent new insight that adds value to the Firm’s knowledge of a security or market. Both concepts are broadly defined in the rules and investment managers should be able to justify, both to the FSA and to their clients, their decision to acquire a particular service with dealing commission and why it is a research or execution service.

The FSA has identified specific services which it does not consider qualifies as a permitted execution or research service. Since the FSA updates this list from time to time, please contact the Compliance Officer for further guidance in this regard.

Reporting to clients

The Firm is required to make two types of report to its clients in respect of its equity trading:

A description of the procedures in place for the selection and approval of brokers. This must be provided prior to dealing for the client and may be included either within the terms of business or separately. The procedure should detail the commission charges the Firm pays and the services it receives for this charge, identifying specifically how the services received by the investment manager benefit the client and how conflicts of interest are addressed.

Periodic disclosure of what commission the Firm pays to brokers on the client’s behalf. This disclosure must be made at least annually.

Personal account dealing (COBS 11.7)

The Firm is required to establish adequate arrangements aimed at preventing conflicts of interest or market abuse occurring in respect of personal account dealing undertaken by “relevant persons”, which in the context of the Firm includes its Directors and staff involved in its investment management business. The arrangements must also ensure that relevant persons at the Firm do not advise or procure any other persons to enter into a personal transaction or to disclose information to them if they thought that person was likely to act on such information or to pass it on.

In practice, the Firm requires that all members of staff be familiar with the Firm’s personal account dealing rules (a copy of which is set out in the Procedures Manual) and to comply with them. In addition, the Firm is required to ensure that the service provider to which a material activity is outsourced maintains a record of personal transactions entered into by any relevant person and provides that information to the Firm promptly on request.

All members of staff of the Firm are reminded that any insider dealing is not only against Firm policy but is also illegal and grounds for summary dismissal and (possibly) criminal proceedings.

Recording telephone conversations and electronic communications (COBS 11.8)

The FSA requires firms to take reasonable steps to record telephone conversations, and to keep a copy of relevant electronic communications, made with, sent from or received on equipment provided or sanctioned by a firm in respect of its activities relating to the execution (though not the settlement) of client orders. This includes receipt of client orders; execution of client orders; arranging for client orders to be executed; receipt, transmission and execution of orders from group entities; execution of orders resulting from discretionary investment decisions; and placing of orders with another party for execution resulting from discretionary investment decisions.

This requirement does not extend to telephone conversations and electronic communications (except emails) made with, sent from or received on a mobile telephone or other mobile handheld communication device.

The Firm is subject to this requirement unless it can satisfy either of the following criteria:

•	it reasonably believes that the parties with which it is dealing are subject to the FSA’s recording obligation; or

•

where the parties with which it dealing are not subject to the FSA’s recording obligation, then the Firm deals with such parties on an infrequent basis where such communications represent a small proportion of the total made, sent or received.

In the case of the Firm, all dealing takes place with counterparties who are located in the UK. As such, the recording requirements do not apply.

To the extent that any records are required to be made, they must be retained for a period of at least 6 months from the date the record was created and must be in a medium that permits the FSA to have ready access to them. It must also be possible to see the audit trail of any alterations made to the original.

Investment research (COBS 12)

Independent Investment Research may only be produced by firms that have appropriate systems and controls in place to manage the conflict of interest that is deemed to exist where a firm publishes or disseminates information which it holds out to be independent.

The Firm does not intend to publish investment research. As such the Firm’s and its representatives must avoid publishing or disseminating information which may be considered to be recommending or suggesting an investment strategy, explicitly or implicitly, concerning one or several financial instruments or the issuers of financial instruments, including any opinion as to the present or further value or price of such instruments, intended for distributions channels or for the public.

For the most part, the information disseminated by the Firm in relation to investments made by it constitutes a marketing communication about the performance of those investments. The marketing communication must be labelled as such in accordance with the Firm’s procedures.

The Firm and its representatives must ensure that the appropriate marketing procedures are followed for the issue, or dissemination of information concerning one or more financial instruments. In particular the Firm must avoid discussing the relative merits of being exposed to specific instruments, issuers or as to the current or future value of an investment.

Where the Firm publishes information which may be considered to be indicating an opinion as to the present or future value of a specific investment, it will restrict persons from dealing in those securities. However, where the information is only available within the Firm a conflict will not be deemed to exist.

Personal Account trading in securities in respect of which the Firm disseminates specific information will be reviewed closely and a more stringent approval process will be enforced.

Reporting information to clients (COBS 16)

General

The Firm must ensure that a client receives adequate reports on the services provided to it. The reports must include, where applicable, the costs associated with the transactions and services undertaken by the Firm on behalf of the client. A copy of any statement provided by the Firm in accordance with this section must be retained for at least five years, but 3 in relation to non-MiFID business.

Periodic statements (COBS 16.3.1)

The Firm must provide the client with a periodic statement in a durable medium, providing details of the investments held in the portfolio, unless such a statement is provided by another person.

As the Firm is appointed by the client to manage the assets of a fund and it is the fund that has appointed an Administrator, the provision of periodic statements will be performed by that Administrator. However, it is the Firm’s responsibility to ensure that the Administrator receives all the necessary information to allow it to produce the statements.

Confirmation of transactions (COBS 16.3.3)

Where a firm carries out an order on behalf of a retail client, a trade confirmation information notice must be sent no later than the first business day following the execution, of if the confirmation of the order comes from a third party, not later than the day after the receipt of the confirmation from the third party. For non-retail clients, the FSA does not define what constitutes prompt despatch.

Where a client elects to receive individual confirmations of deals executed, the information must be provided promptly in a durable medium.

Where a client is part of a regular saver scheme, confirmation information can be provided periodically.

Confirmation information can be provided as an average price or on a per trade basis in relation to a series of transactions.

Client Assets (CASS)

In no circumstances will the Firm have custody of any client portfolio investments.

A custodian will have been chosen by the client. Such custodian will have been instructed to receive into or deliver from the portfolio custody account only such investment instruments as are specified in broker’s contract notes confirmed by specific instructions faxed to the custodian by the Firm or in accordance with standing instructions. In either case, these instructions need to adhere to the settlement terms and market practices of the market where the investment is quoted and traded. Copies of such instructions must be held on file.

The custodian will only make movements of investment instruments into and out of the portfolio custody accounts against payment or receipt of funds from or into the portfolio cash account in accordance with the settlement terms and market practices of the market where the investment is quoted and traded. Such movements are made on faxed or standing instructions from the Firm and cross checked against broker’s contract notes.

In no circumstances will the Firm hold client cash.

The custodian of investment instruments will also have been chosen and named by the client as appointed holder of the respective portfolio’s cash balances. The custodian will only pay cash into, or out of, the portfolio cash account upon the same conditions as set out above. Any exceptions to these general rules will be the subject of agreement between the Firm and the client and will be recorded in writing.

If any cash is received in error it should be returned IMMEDIATELY and not forwarded on to the intended recipient, to ensure that the Client Money Rules do not apply.

Portfolio reconciliations

Reconciliations of the NAV of each portfolio are undertaken by the administrator, which performs the back office function. The Firm oversees these so as to ensure that they are promptly conducted and that any discrepancies arising between the administrator and the middle office function performed or overseen by the Firm are dealt with. P&L/cash reconciliations also take place on a daily basis.

Market conduct (MAR)

Code of market conduct (“the Code”)

The Market Conduct Sourcebook incorporates the requirements of the Market Abuse Directive and refers to the Code of Market Conduct, Price Stabilisation, Inter-professional Conduct, Endorsement of the Takeover Code and Alternative Trading Systems.

What is Market Abuse?

Market abuse is defined as behaviour which occurs in relation to qualifying investments on a UK regulated market that falls within the categories of behaviour set out in the sourcebook and is either:

•	likely to be regarded by a regular user of that market as failure to observe the standards reasonably expected in relation to that market

•	not regarded as an Acceptable Market Practice by the FSA, or

•	not covered by a Statutory Exemption

The Code of Market Conduct provides guidance as to what constitutes market abuse. These are summarised below, though you should refer to the Procedures Manual or the FSA website for further information in respect of each of these areas:

Misuse of Information

•	Insider Dealing

•	Improper Disclosure

•	Misuse of Information

Misleading Behaviour and Distortion

•	Manipulating Transactions

•	Manipulating Devices

•	Dissemination

•	Misleading Behaviour and Distortion

You should be aware that in order for a person to have committed market abuse they do not have to have had any intention to do so. As such, a person could be exposed to civil or criminal penalties.

Whilst mistakes may be acceptable, the FSA may be able to establish that you have engaged in market abuse if reasonable care has not been taken.

There are two activities excluded from the application of the Code. However, the activities must strictly fall within the statutory description of those activities (Share Buy-backs and Price Stabilisation).

Where must the behaviour take place to be subject to the rules?

The rules apply to behaviour which takes place in the UK, on markets operated in the UK, or in relation to securities which are related investments to those admitted for trading on a UK market, as summarised on the next page.

Where the behaviour falls outside the jurisdictional test in the UK, or is an international transaction, it will more than likely be caught either in another jurisdiction of the EEA with similar rules or be subject to other Non-EEA market conduct rules. (e.g. US, Japan, etc). Should this be the case, contact your Compliance Officer. The matter may also require multiple notifications across Europe depending on where the activity takes place and with whom.

Suspicious Reporting in respect of Market Abuse (SUP 15.10)

As part of its requirements detailed in the Supervision Handbook, the Firm must have in place procedures for the reporting of transactions which are suspicious in light of the guidance on Market Abuse.

This requirement is likely to have more of an effect on credit institutions, primary dealers and brokers than Firms who are dealing on behalf of well known clients with well known market counterparties. However, the Firm is required to have systems and controls in place to ensure that where suspicions arise, they are reported to the appropriate market regulator.

Application

The Firm must notify the FSA of its suspicion without delay if, when arranging or executing a transaction with or for a client (in a qualifying investment admitted to trading on a prescribed market), the Firm has reasonable grounds to suspect that the transaction might constitute market abuse.

Grounds for suspecting that a transaction may be market abuse

Suspicions will need to be considered on a case-by-case basis taking into account the elements constituting market abuse as described in the Code of Market Conduct.

When reporting a suspicion the company must be able to explain the basis for which it had those suspicions when notifying the FSA. A suspicion must be reported at the time of the transaction. The Firm must also make a report if a subsequent event occurs which makes a previous transaction more suspicious, though this does not mean that the Firm is required to retrospectively review every transaction in the run up to the corporate event or development.

Assistance for identifying activities constituting market abuse may be derived from the Code of Market Conduct, the examples in SUP 15 Ann 5G and further examples provided by the Committee of European Securities Regulators (“CESR”).

How and what to report

The details of what has to be reported and how are contained in the reporting form included in the Procedures Manual. The notification must be made as soon as practical. Should you have a suspicion about a transaction, please contact Compliance immediately.

Please also see the section on Disclosure Rules and Transparency Rules in Chapter 8 of this manual.

Disclosure Rules and Transparency Rules (DTR)

Disclosure Rules

The disclosure rules require that the issuers (i.e. companies that issue shares on markets) prepare lists of people whom they have made insiders. This will include persons who are automatically caught by their daily role. It is likely that issuers will make their advisors responsible for maintaining the insider lists as and when they make people inside in relation to their activities.

Disclosure rules apply mainly to issuers. However, firms will need to consider the effect of being put on permanent insider lists before they accept being brought “over the wall”.

Once you become an insider you will be prohibited from dealing in the investments until the reason for becoming an insider becomes public or no longer exists. Again, it is important that you contact Compliance before you accept the responsibilities entailed with becoming an insider.

As similar rules have been implemented in other jurisdictions, it is likely that where you may be asked to become an insider by European brokers you will be added to their lists. If you subsequently trade in the relevant security, there will be a presumption that you have committed market abuse by trading on inside information.

Transparency Rules

The transparency rules require the publication of information by issuers of information relating to their companies, including periodic financial reporting and information about the shares in issue where they are quoted on a UK regulated market.

Holders of voting rights are required to notify the issuer of shares admitted to trading on a regulated market when they reach, exceed or fall below certain thresholds. These thresholds are 3% and each 1% thereafter up to 100% in respect of UK issuers and at 5% intervals up to 30% and then at 50% and 75% in respect of non-UK issuers within the EEA.

However, as the Firm is an [investment manager / operator of an AUT, recognised scheme or UCITS scheme] it is only required to make the appropriate notifications in respect of the thresholds of 5% and 10% and above. When calculating the number of voting rights held, care needs to be taken in order to ensure derivative positions are included where applicable.

Where a report needs to be made in respect of the above, the holders of voting rights are also required to notify the relevant competent authority. In the UK, the FSA requires this notification to be made electronically in the format specified for this purpose.

You should be aware that in addition to the above, when a company makes an offer for another company in the UK, under the requirements of the Takeover Panel all holdings in the offeror and offeree companies above 1% need to be disclosed. Moreover, interests in overseas issuers will be subject to local reporting requirements and legal advice must be sought to ensure compliance in this area.